Item 77C  Submission of matters to a vote of
security holders

The Annual Meeting of Stockholders (the Meeting) was held on April 23, 2013 in New York.
The voting results for each of the two proposals considered at the annual stockholders meeting are as follows:

Election of Directors. The stockholders of the Fund elected Michael F. Holland, Joe O. Rogers,
Bing Shen, M. Christopher Canavan, Jr., Anthony Kai
Yiu Lo and William C. Kirby to the Board of Directors to hold office until their successors are elected and qualified.



Director				Votes cast for
	Votes withheld
Michael F. Holland		6,600,476
	287,202
Joe O. Rogers			6,685,724
	201,954
Bing Shen			6,671,236		216,442
M. Christopher Canavan, Jr.		4,534,259
	2,353,419
Anthony Kai Yiu Lo		2,419,469
	4,468,209
William C. Kirby			6,675,192
	212,486